Interim Certificate

        I, Peter M.D. Bradshaw, Executive Chairman and Chief Executive Officer of First Point Minerals Corp., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of First Point Minerals Corp., (the issuer) for the interim period ending March 31, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statement together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: May 27, 2004

/s/ Peter M.D. Bradshaw

Peter M.D. Bradshaw
Executive Chairman and Chief Executive Officer